[Gastar Exploration Ltd. Letterhead]

December 6, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	Gastar Exploration Ltd.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-127498

Filed October 13, 2005

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its engineering comment letter dated November 21, 2005 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 and the documents incorporated by reference therein. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Engineering Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Business Environment, page 29

Comment

1.	You state that your Deep Bossier production is generally priced on Katy Hub prices less gathering, processing and transportation fees. Please tell us the basis for this price determination and tell us the reduction in price actually received for natural gas due to these fees.

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2005

Response

The price determination is based on an agreement with ETC Texas Pipeline, Ltd. dated August 18, 2004, which sets forth a gas price, after the first month of flow, of Katy Gas Daily Average minus $0.30/MMbtu and a sales volume reduction of 1.5% for fuel. For financial reporting purposes, sales volumes are recorded net of the 1.5% fuel reduction. For reserve report purposes, the 1.5% fuel reduction was reflected as a price reduction not as a volume reduction since these volumes have economic value but do not generate revenues, which is consistent with SEC reserve reporting guidelines.

Comment

2.	Regarding response number 30 of your response letter dated November 14, 2005 we do not agree that it is appropriate to reduce gas prices in order to compensate for disclosing lower than actual operating costs. This does not appear to be in agreement with Rule 4-10(a) of Regulation S-X which requires that reserves be determined at current costs and prices. Tell us the basis for lowering the prices to compensate for higher costs or alternatively revise your document and your reserves calculations, if necessary, to use current prices and costs and to disclose total future costs in SMOG and actual costs per unit in your document.

Response

The reserve report price deductions were related primarily to Wyoming transportation and compression costs that are based on per unit basis. Though we have historically reported these costs as operating costs in our financial statements, the reduction of the price in the reserve report does not have an impact on our reserve volume estimates, estimated net cash flows or related PV10 value. However, we concur with your statement regarding the consistent classification of costs and revenue deductions between our reported financials and SMOG disclosures. The previous transportation and compression price reductions will be reclassified as costs of production for the Company, Geostar Acquisition Properties and Pro Forma SMOG disclosures in our future Amendment No. 3 filing.

Comment

3.	Regarding response number 30 of your response letter dated November 14, 2005, you state that the reserve report contains certain non-recurring costs not expected to continue. However, this would tend to raise the operating costs but you have significantly lower costs in the reserve report than in the filing. We do not understand how this portion of your response helps to clarify our comment. Please explain this further to us.

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2005

Response

That portion of our response number 30 in our response letter dated November 14, 2005 was improperly worded. The correct response is “There are certain non-recurring costs which occurred in 2004, including certain startup costs associated with Hilltop Field, which are not estimated to continue. These one time costs were thus excluded from future costs in the reserve report”.

Comment

4.	Please reconcile response number 31 of your response letter dated November 11, 2005 with response number 48 of your response letter dated October 13, 2005 concerning CO2 volumes in the Hilltop reserves.

Response

Although gas analysis of the early test data for the F. Kaufman No. 1 well showed CO2 content as high as 7% to 8%, while actual production and sales data for the fourth quarter of 2004 showed an average 4% difference between production and actual sales volumes. The 4% difference experienced in the actual fourth quarter 2004 production was used as the estimate of CO2 content in the reserve report.

Comment

5.	Please reconcile response number 32 of your response letter dated November 11, 2005 with response number 30 of your response letter dated November 30. 2005 as they appear to contradict each other relating to the gas processing costs of the Hilltop field.

Response

Response number 32 of our response letter dated November 11, 2005 is correct as stated – Hilltop gas processing costs, including monthly rental fees for the plant, are included in the forecast of operating expenses in the reserve report and in per equivalent costs in our MD&A. In our response number 30 in our letter dated November 14, 2005, the transportation and compression cost for the Wyoming properties, including treating costs, were included as a reduction of gas price rather than as an operating costs. For the Hilltop Field, the transportation costs associated with the gas contract were also deducted from the gas price, while the gas processing costs related to the plant were included in operating costs and not as a price deduction, in the reserve report (SMOG) disclosures and for financial statement purposes.

In addition to the items listed in our response number 30 of our response letter dated November 14, 2005, which reconciles the differences in calculated $/Mcfe operating costs, we should also add that the estimated severance taxes shown in

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2005

our reserve report reflect the severance tax exemption in Texas available for high cost wells. The 2004 financial data included these taxes in production expenses for the newly drilled Kaufman No. 1 well. The severance taxes were subsequently reduced, retroactively, in 2005 as the application to the State of Texas for this exemption was approved.

Comment

6.	We do not understand your response number 33 of your response letter dated November 11, 2005. From the production graph provided for the Kaufman I well in your November 14, 2005 response, production in December 2004 was approximately 15 MMCFD, not 9.5 MMCFD as you state. Production increased to around 23 MMCFD temporarily but quickly declined to 15 MMCFD in February 2005. From the same graph production is now less than 5 MMCFD. However, this is based on gas at the wellhead and must also be corrected for CO2 volumes. Our comment was based on the graph of historical and projected production of proved developed producing Texas properties (Exhibit GEL 003) and was not based on just one well. Please better clarify your response.

Response

As of December 31, 2004, the Kaufman No. 1 in Hilltop Field was the only producing well in Texas. Thus, Exhibit GEL 003 only includes data from a single well. We recognize the reason for your confusion regarding the production graph we supplied as part of our response number 33 of our response letter dated November 11, 2005, as we inadvertently included a plant level graph which had measurement problems for the first six months of the graph. Included as supplemental data in the notebook being provided is the correct production plot with pressure data that should illustrate the reason our estimates of reserves for this well and field were not based solely on decline analysis but also incorporated pressure data, volumetrics analysis, and analogy (normalized curve comparison). Our use of this data was primarily to understand the production and pressure trends, not to make specific projections of net sales volumes. We reduced our projection of gross reserves to account for CO2 volumes as discussed in response 4 above.

Comment

7.	We reiterate our prior comments 35, 36, 37, 38 and 39. For each comment provide specific details as to how these proved undeveloped locations were demonstrated to be classified as proved reserves. For each field or project area provide a base map indicating the proved undeveloped locations, the proved developed producing and non-producing wells, the nearest producing wells or area if there is no production in the specific project area, the location of any pressure monitoring and water level monitoring wells and their data over time. Provide specific details and facts on how pressure

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2005

communication and reservoir continuity to producing areas were demonstrated for each project area. Provide specific information as how each project area is served with pipelines to transport your share of the gas and the agreements or documentation with the pipeline companies to access their pipelines. We may have additional comments.

Response

We are providing under separate cover a supplemental data notebook containing the requested maps and pertinent data regarding pressure monitoring wells and their data over time along with a brief discussion of specific details and facts concerning reservoir continuity and pressure communication.

Each area other than Fence Creek, discussed below, currently is served by existing gathering and transportation system. As shown on the maps provided above, each of these fields area adjacent to each other and are essentially a single field in the Basin.

Also, included in the supplemental data notebook is a copy of the Gas Gathering Agreement (“Gathering Agreement”) and Gas Purchase Contract (“Gas Contract”) both dated March 1, 1999 and by and between CMS Continental Natural Gas, Inc. (“CMS”) and Pennaco Energy, Inc. (“Pennaco”) covering all of the Company’s property holdings in the Powder River Basin. Canterra Natural Gas (“Canterra”) is the predecessor to CMS and the Company and Pinnacle Gas Resources, Inc (“Pinnacle”), operator of the Wyoming assets, are predecessors to Pennaco’s interest. We have confirmed with Pinnacle that production from our Wyoming joint venture fields has not in the past been curtailed due to sale pipeline limitations nor is currently being curtailed. While we do not have any comprehensive maps showing all existing sales pipelines in our operating area, we are aware of competitive pipeline access alternatives and therefore do not anticipate future curtailments.

Comment

8.	Regarding response number 37 of your response letter dated November 11, 2005 please provide the written agreement or memo of understanding that you have with Canterra Natural Gas that documents that Canterra is building a sales line into the area and that you will he provided access to it.

Response

The Fence Creek Field (recently renamed to Cabin Creek) is primarily located in Township 58N Range 76W. This area is included on Exhibit A of the Gathering Agreement and Exhibit B of the Gas Contract and thus contracted to Canterra. Per section 3.1 of the Gathering Agreement, Canterra is required to either incur the pipeline and gathering cost to connect the property reflected on the Exhibits if

Securities and Exchange Commission

Division of Corporation Finance

December 6, 2005

“as reasonably determined by Gatherer (Canterra), Gas reserves dedicated to this Agreement equal to one (1) Bcf for each mile of pipe to be laid by Canterra (Gatherer) from its existing System to the Point of Receipt for each plan of development area (POD)”. Pinnacle confirms that the area meets the necessary reserves requirements per section 3.1 and that in its conversations with Canterra, Canterra plans to install the required pipeline to Cabin Creek (Fence Creek). The proposed Canterra pipeline location map for Cabin Creek (Fence Creek) is included in the supplemental data notebook. Also, note the map that the compressor station adjacent to the Company’s Cabin Creek (Fence Creek) prospect (in light pink) has already been permitted. The other compressor station permits are pending and anticipated to b received in due course. The Canterra Cabin Creek (Fence Creek) pipeline is estimated to be operational for sales in the second half of 2006. Pinnacle also stated that should Canterra not perform in connecting the Cabin Creek (Fence Creek) area to sales, that Canterra is obligated to release the acreage and that Western Gas Resources and Clear Creek Natural Gas, both gas transporters and purchasers in the area, have each expressed an interest in connecting the Cabin Creek area, including Fence Creek, to their existing area pipe line systems. Thus, there continues to be definitive development plans to build a sales line to the area, and the production would have access to such system. At year end 2004, the reserve estimate for Fence Creek assumed the field would be placed on production during the second half of 2005, based on pipeline assumptions at that time. The reserve sales timing estimate will be adjusted at the end of 2005, based on current known pipeline timing estimates. This sales timing adjustment will have no effect on reserve volumes and an immaterial impact on PV10 valuation.

The Company has requested FOIA confidential treatment under Rule 83 for all of the accompanying supplemental materials.

While we recognize that the Staff may have further comments upon review of Amendment No. 2 and the responses included in our response letters, we respectfully request that the Staff provide us with any further comments as soon as possible so that the Company can request effectiveness of the registration statement on or prior to December 15, 2005.

Very truly yours,

GASTAR EXPLORATION LTD.

/S/ MICHAEL A GERLICH
Michael A. Gerlich
Chief Financial Officer